July 5, 2007

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	CLST Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 11, 2007, SEC File No. 0-22972

Ladies and Gentlemen:

On behalf of CLST Holdings, Inc., we are filing Amendment No. 1 to the Company’s preliminary Proxy Statement on Schedule 14A.

The changes to the Proxy Statement reflect revisions made in response to the comments of the staff of the Securities and Exchange Commission set forth in its letter dated June 25, 2007 and certain other updating or corrective changes.  For your convenience, we have restated the staff’s comments below, together with the location in the Proxy Statement of the Company’s response to each comment.

We will email to Ms. Christina Chalk a clean copy of Amendment No. 1 and a copy of Amendment No. 1 marked to show changes from the previous filing.

PRE 14A filed June 11, 2007 — General

1.                                      Please update the proxy statement disclosure generally to eliminate all blanks and to reflect new information about the beneficial ownership of CLST’s shares.  We refer, for example, to the amended Schedule 13D filed by Mr. Marcelo Clauro on June 19, 2007

RESPONSE:  The Company has revised the Proxy Statement in response to the Staff’s comment by eliminating all blanks (except for dates) and updating the beneficial ownership information on pages 5 and 6.

2.                                      Please describe any contacts or interactions between Messrs. Timothy Durham, Robert A. Kaiser and Manoj Rajegowda and their affiliates relating to or leading up to the current solicitation in opposition.  For example, have these individuals or their affiliates contacted CLST to agitate for specific actions?  If so, describe (providing dates and sufficient background information).

RESPONSE:  The Company has revised the Proxy Statement in response to the Staff’s comment (see pages 1 through 4).

3.                                      See our last comment above.  Generally revise the proxy statement to explain how a current board member, Robert Kaiser, came to be nominated by the insurgent group.  Your expanded disclosure should describe the reasons (to the extent known to CLST) for Mr. Kaiser’s resignation as President and Chief Executive Officer in March 30, 2007 “in connection with the completion of the sale of substantially all of the Company’s assets.”

RESPONSE:  The Company has revised the Proxy Statement in response to the Staff’s comment (see the fourth paragraph on page 4 and second full paragraph on page 15).

4.                                      We note that in addition to Mr. Kaiser, several other officers of CLST resigned in connection with the asset sale.  To the extent that their resignations were for the same reason as Mr. Kaiser’s, please describe.

RESPONSE:  The Company has revised the Proxy Statement in response to the Staff’s comment (see the third full paragraph on page 15).

5.                                      Refer to the letter to certain stockholders of the company from Chairman of the Board Dale V. Kesler dated May 18, 2007.  The proxy statement should be updated to describe the meetings with certain stockholders to whom that letter is addressed.  In addition, describe any developments or contacts that followed from the May 18, 2007 letter.  For example, we note the reference to a follow-up letter in the Form 8-K filed on May 23, 2007.

RESPONSE:  The Company has revised the Proxy Statement in response to the Staff’s comment (see pages 1 through 4).

6.                                      Summarize the position of Grant Thornton with respect to the election of a new Board, as referenced in the May 18, 2007 letter to stockholders and in subsequent Form 8-K filings.  In the revised proxy statement disclosure, clarify what is meant by a new boards of directors for these purposes.  For example, you have already reduced the size of the board from five to three persons, and are seeking to eliminate two current directors.  Does this change itself trigger concerns?  Would the election of one of the opposing nominees have such an effect?

RESPONSE:  The Company has revised the Proxy Statement in response to the Staff’s comment (see the last two paragraphs on page 3).

Election of Directors, page 3

7.                                      Explain why the Company has not conducted an annual meeting since November 2004.

RESPONSE:  The Company has revised the Proxy Statement in response to the Staff’s comment (see the first paragraph under “BACKGROUND” on page 1).

8.                                      Qualify the statement at the top of page 4 that Robert A. Kaiser is not standing for re-election.  As you know, Mr. Kaiser has been nominated for re-election in the proxy statement filed by Mr. Timothy Durham on June 21, 2007.

RESPONSE:  The Company has revised the Proxy Statement in response to the Staff’s comment (see the third paragraph on page 7).

9.                                      Explain why Dr. Da Hsuan Feng is not standing for re-election.  That is, is this Mr. Feng’s choice?  If so, state the reasons he gave for declining to stand.  If this is CLST’s choice, explain the reason for it.

RESPONSE:  The Company has revised the Proxy Statement in response to the Staff’s comment (see the second paragraph on page 4).

In addition to the foregoing, attached as Annex A to this response letter is an acknowledgement from the Company regarding the matters requested on page 3 of the Comment Letter.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ William R. Hays III

William R. Hays III

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

cc: Elaine Flud Rodriguez

ANNEX A

ACKNOWLEDGEMENT

CLST Holdings, Inc. (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CLST Holdings, Inc.

By:	/s/ Sherrian Gunn
Title:	Chief Executive Officer, President, and Chief Financial Officer